SECRETARY'S CERTIFICATE

     I, Christopher K. Yarbrough, Secretary of Henderson Global Funds (the "Trust"), hereby certify that the "non-interested" Trustees and the entire Board of Trustees of the Trust approved the resolutions set forth below at a meeting of the Board of Trustees of the Trust duly called and held on December 12, 2008, at which a quorum was present and acting throughout:

          RESOLVED, the Agreement and Plan of Liquidation and Termination with respect to the Henderson US Focus Fund (the "Fund"), substantially in the from attached hereto, is hereby approved together with such changes as the officers of the Trust, with the advice of counsel may approve, such approval to be conclusively evidenced by the execution and delivery of said agreement and plan.

          RESOLVED, that the officers of the Trust, be and hereby are, authorized and directed, for and on its behalf, to take or cause to be taken any and all action, to execute and deliver any and all certificates, instructions, requests or other instruments and to do any and all things in their judgment, with the assistance of counsel, may be necessary or advisable to effect each of the resolutions adopted and to carry out the purposes thereof and as may be necessary or advisable for the purposes of such resolutions.

IN WITNESS WHEREOF, I have hereunto set my hand this 8th day of April 2009.



                                                /s/ Christopher K. Yarbrough
                                                ----------------------------
                                                Christopher K. Yarbrough
                                                Secretary

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 9

--------------------------------------------------------------------------------
INSURED                                                              BOND NUMBER

HENDERSON GLOBAL FUNDS                                               01585108B

--------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD             AUTHORIZED REPRESENTATIVE

MARCH 31, 2009    OCTOBER 31, 2008 TO OCTOBER 31, 2009      /S/ CATHERINE DALTON
================================================================================

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this
Bond:

          o    Henderson U.S. Focus Fund, a series of:
       Henderson Global Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.



                                                               RN2.0-00 (1/02)